Exhibit 12.1

Canadian Solar Inc.
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Year ended December 31,					Nine months ended September 30,
	2010	2011	2012	2013	2014	2015
	(In thousands of $, except percentage)
Computation of Earnings:

Income (loss) before income taxes and non-controlling interest	67,436	(74,322)	(198,619)	56,268	320,830	129,147
Fixed charges	24,234	48,877	59,615	64,890	60,476	52,679
Amortization of capitalized interest	668	1,246	1,723	6,773	5,789	4,509
Distributed income of equity investees	—	—	—	—	337	—
Non-controlling interest in pre-tax loss (income) of subsidiaries that have not incurred fixed charges	(259)	99	(314)	(13,906)	(4,385)	(1,424)
Less: capitalized interest	1,686	4,100	5,302	17,641	10,508	14,900
Total	90,393	(28,200)	(142,897)	96,383	372,539	170,011

Computation of Fixed Charges:
Interest expenses	22,164	43,843	53,305	46,244	48,906	37,083
Interest capitalized	1,686	4,100	5,302	17,641	10,508	14,900
Estimated interest component of rental expense	384	934	1,008	1,005	1,062	696
Total Fixed Charges	24,234	48,877	59,615	64,890	60,476	52,679

Preferred Stock Dividends	—	—	—	—	—	—
Combined Fixed Charges and Preferred Stock Dividends	24,234	48,877	59,615	64,890	60,476	52,679

Ratio of Earnings to Fixed Charges	373%	—	—	149%	616%	323%
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	373%	—	—	149%	616%	323%

Insufficient Coverage	—	77,077	202,512	—	—	—